Exhibit 5.1

November 17, 2023

Laura Berezin

T: +1 650 843 5128

lberezin@cooley.com

Tempest Therapeutics, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, California 94005

Ladies and Gentlemen:

We have acted as counsel to Tempest Therapeutics, Inc., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a Post-Effective Amendment No. 1 to each of the Company’s registration statements on Form S-8 (File Nos. 333-265718, 333-264943, 333-255261, 333-249993 and 333-235515), as filed with the Commission on June 21, 2022, May 13, 2022, July 7, 2021, April 15, 2021, November 10, 2020, and December 16, 2019, respectively (such registration statements, collectively, the “Prior Registration Statements,” and the post-effective amendment to each of the Prior Registration Statements, collectively, the “Post-Effective Amendments”).

The Prior Registration Statements covered the offering of shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), previously available for issuance under the Company’s 2019 Equity Incentive Plan (including such plan as amended and restated, the “Prior Plan”). For purposes of this opinion, the “Shares” means up to 202,914 shares of Common Stock, which is the number of shares of Common Stock subject to outstanding stock awards granted under the Prior Plans, that from and after June 15, 2023, may become available for grant under the Company’s Amended and Restated 2023 Equity Incentive Plan (the “2023 Plan”) as described in the Post-Effective Amendments. Each share of Common Stock includes a preferred share purchase right (each, a “Right,” collectively, the “Rights”) as set forth in Rights Agreement (the “Rights Plan”), dated as October 10, 2023, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

In connection with this opinion, we have examined and relied upon (a) the Prior Registration Statements, the Post-Effective Amendments and related prospectus, (b) the Company’s certificate of incorporation and bylaws, each as currently in effect, (c) the Prior Plan, (d) the 2023 Plan, (e) the Rights Plan, and (f) such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies, the accuracy, completeness and authenticity of certificates of public officials and the due authorization, execution and delivery of all documents by all persons other than the Company where authorization, execution and delivery are prerequisites to the effectiveness thereof. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not independently verified such matters.

With respect to our opinion concerning the Rights:

(i) Our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Company’s board of directors (the “Board”) may be required to redeem or terminate, or take other action with respect to, the Rights or Rights Plan in the future based on the facts and circumstances then existing.

(ii) Our opinion assumes that the Rights Plan has been duly authorized, executed and delivered by the Rights Agent and that members of the Board have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Plan. With respect to Rights associated with Shares to be offered in the future under the Registration Statement, our opinion assumes the Rights Plan has not been terminated by the Company or expired by its terms and the Rights have not expired or been redeemed or exchanged by the Company, in each case, prior to the issuance of such Shares.

(iii) Our opinion addresses corporate procedures in connection with the issuance of the Rights associated with shares of Common Stock of the Company, and not any particular provision of the Rights or the Rights Plan. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware. We express no opinion to the extent that any other laws are applicable to the subject matter hereof and express no opinion and provide no assurance as to compliance with any federal or state securities law, rule or regulation.

On the basis of the foregoing, and in reliance thereon, and subject to the qualifications herein stated, we are of the opinion that the Shares and associated Rights, when sold and issued in accordance with the 2023 Plan, the Post-Effective Amendments and related prospectus, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to deferred payment arrangements which will be fully paid and nonassessable when such deferred payments are made in full).

This opinion is limited to the matters expressly set forth in this letter, and no opinion should be implied, or may be inferred, beyond the matters expressly stated. This opinion speaks only as to law and facts in effect or existing as of the date hereof and we undertake no obligation or responsibility to update or supplement this letter to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendments. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Sincerely,

COOLEY LLP

By:	/s/ Laura Berezin
Laura Berezin

Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com